UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

Savings Plan for Employees of Measurement Specialties, Inc.

Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2009 and December 31, 2008	4

Statement of Changes in Net Assets Available for Benefits for the Year then Ended December 31, 2009	5

Notes to Financial Statements	6 – 11

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held at End of Year) at December 31, 2009	12

Signature	14

Exhibit Index

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm

Exhibit 23.2: Consent of Independent Registered Public Accounting Firm

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Participants and the Plan Administrator Savings Plan for Employees of Measurement Specialties, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2008 were audited by other auditors whose report dated June 29, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Norfolk, Virginia
June 29, 2010

SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value (notes 3, 4 and 7):
Money market fund	$1,889,084	2,151,090
Common stock	1,320,294	654,187
Mutual funds	9,461,515	7,040,050
Participant loans	143,886	186,450
Total investments, at fair value	12,814,779	10,031,777

Employer contributions receivable	350,000	—
Other receivable	—	717
Total assets	13,164,779	10,032,494
Liability –
Corrective distributions payable	79,308	—
Net assets available for benefits (note 8)	$13,085,471	10,032,494

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

Investment income (notes 3 and 7):
Net appreciation in fair value of investments	$2,286,902
Dividend and interest income	181,355
Total investment income	2,468,257
Contributions (note 8):
Employee contributions	1,101,609
Employer contributions	350,000
1,451,609
Total additions	3,919,866
Distributions:
Benefits paid to participants	850,781
Administrative fees (note 7)	16,108
Total deductions	866,889
Net increase in net assets available for benefits	3,052,977
Net assets available for benefits:
Beginning of year	10,032,494
End of year	$13,085,471

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.

Notes to Financial Statements

December 31, 2009

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Savings Plan for Employees of Measurement Specialties, Inc. (the Plan) is a defined contribution plan sponsored by Measurement Specialties, Inc. (the Company). The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

(b)	Investments and Investment Income

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

Interest income is recorded on the accrual method. Dividends are reported on the ex-dividend date. Realized gains and losses from security transactions are reported on the average-cost method. Security transactions are accounted for on the date securities are purchased or sold (trade-date method).

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Administrative Expenses

Certain trustee fees are paid by the Plan. Other administrative expenses are absorbed by the Company.

(e)	Use of Estimates

The plan administrator has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits and disclosure of contingent assets and liabilities to prepare these financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(g)	Recently Adopted Accounting Pronouncements

In June 2009, the FASB issued the Codification. The Codification became the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification supersedes all existing accounting and reporting standards. All other nongrandfathered accounting literature not included in the Codification is nonauthoritative. The Codification was effective for financial statements ending after September 15, 2009. The Plan adopted the Codification for the year ending December 31, 2009. There was no impact to the financial statements as this change is disclosure-only in nature.

(2)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all eligible employees of the Company that are eighteen years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

(b)	Plan Trustee

The trustee of the Plan is Fidelity Management Trust Company (the Trustee).

(c)	Contributions

In accordance with the provisions of the Plan, participants may contribute up to a maximum of 50% of their annual compensation on a pre-tax basis, as defined in the Plan. The Company may make discretionary (profit sharing) contributions to the Plan. Contributions are subject to certain limitations. Effective January 1, 2010, the Plan adopted an automatic enrollment feature. If a voluntary opt out waiver is not received within a 30-day grace period, employees will be automatically enrolled in the Plan with a standard contribution of 3% of their annual compensation.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

(f)	Investment Options

Each participant’s account is invested as directed by the participant.

(g)	Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lessor of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of Prime plus 1% (4.25% at December 31, 2009). Principal and interest are paid ratably through monthly payroll deductions.

(h)	Forfeitures

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $60,543 and $72,840, respectively. Forfeitures of the Company’s contributions are used to reduce future employer contributions or plan expenses.

(i)	Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account.

(3)	Investments

The following presents investments at fair value that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008
Fidelity Advisor Prime Fund: 1,889,084 and 2,151,090 shares, respectively	$1,889,084	2,151,090
Fidelity Advisor New Insights Fund: 99,585 and 75,683shares, respectively	1,700,913	1,003,550
Measurement Specialties, Inc. common stock: 131,276 and 93,994 shares, respectively	1,320,294	654,187
Evergreen International Equity Fund: 175,202 shares	1,201,884	*
PIMCO Total Return Fund: 81,093 and 75,187 shares,respectively	875,801	762,391
JPMorgan Equity Index Fund: 34,388 and 33,150 shares respectively	870,705	680,325
Fidelity Advisor Diversified International Fund: 77,332 shares	*	935,723

* Represents less than 5% of Plan’s net assets at the respective December 31.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,286,902 as follows:

Common stock	$447,820
Mutual funds	1,839,082
$2,286,902

(4)	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements, (ASC 820) establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money market fund:  Valued at fair value based on the closing price reported on the active market on which the fund is traded.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:  Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, as follows:

	Level 1	Level 2	Level 3	Total
December 31, 2009:
Money market fund	$1,889,084	—	—	1,889,084
Common stock	1,320,294	—	—	1,320,294
Mutual funds	9,461,515	—	—	9,461,515
Participant loans	—	—	143,886	143,886
Total investments	$12,670,893	—	143,886	12,814,779
December 31, 2008:
Money market fund	$—	2,151,090	—	2,151,090
Common stock	654,187	—	—	654,187
Mutual funds	7,040,050	—	—	7,040,050
Participant loans	—	—	186,450	186,450
Total investments	$7,694,237	2,151,090	186,450	10,031,777

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

	Participant loans
	2009	2008
Balance, beginning of year	$186,450	127,896
Purchases, sales, issuances and settlements (net)	(42,564)	58,554
Balance, end of year	$143,886	186,450

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA.

(6)	Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated March 31, 2008. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Related-Party Transactions

The Plan invests in various fund accounts managed by affiliates of the trustee, Fidelity Management Trust Company, as well as shares of stock in the Company. At December 31, 2009, the Plan held 131,276 shares of Measurement Specialties, Inc. common stock with a fair value of $1,320,294. At December 31, 2008, the Plan held 93,994 shares of Measurement Specialties, Inc. common stock with a fair value of $654,187. Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exception from the Internal Revenue Codes and ERISA’s rules on prohibited transactions.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and contributions per the financial statements to the Form 5500:

December 31,
2009
Net assets available for benefits per the financial statements	$13,085,471
Employer contributions receivable	(350,000)
Corrective distributions payable	79,308
Net assets available for benefits per Form 5500	$12,814,779

Year ended
December 31,
2009
Contributions per the financial statements	$1,451,609
Employer contributions receivable	(350,000)
Corrective distributions payable	79,308
Contributions per Form 5500	$1,180,917

Supplemental Schedule

SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN 22-2378738 Plan 001
December 31, 2009

Identity of issue, borrower,			Current
lessor or similar party		Description of investment	value

*	Fidelity Advisor	1,889,084 shares of Prime Fund	$1,889,084
*	Fidelity Advisor	8,424 shares of Health Care Fund	160,146
*	Fidelity Advisor	8,972 shares of Small Cap Fund	192,001
*	Fidelity Advisor	16,509 shares of Strategic Income Fund	200,091
*	Fidelity Advisor	2,393 shares of Freedom 2005 Fund	24,548
*	Fidelity Advisor	20,481 shares of Freedom 2010 Fund	214,846
*	Fidelity Advisor	19,743 shares of Freedom 2015 Fund	206,313
*	Fidelity Advisor	47,125 shares of Freedom 2020 Fund	508,950
*	Fidelity Advisor	27,392 shares of Freedom 2025 Fund	284,056
*	Fidelity Advisor	35,748 shares of Freedom 2030 Fund	386,437
*	Fidelity Advisor	15,333 shares of Freedom 2035 Fund	155,932
*	Fidelity Advisor	43,633 shares of Freedom 2040 Fund	474,289
*	Fidelity Advisor	2,462 shares of Freedom 2045 Fund	20,728
*	Fidelity Advisor	2,230 shares of Freedom 2050 Fund	18,464
*	Fidelity Advisor	3,137 shares of Freedom Income Fund	31,782
*	Fidelity Advisor	99,585 shares of New Insights Fund	1,700,913
*	Fidelity Advisor	43,455 shares of Mid Cap II Fund	613,151
*	Fidelity Advisor	1,394 shares of Small Cap Value Fund	17,434
*	Fidelity Advisor	264 shares of Government Income Fund	2,745
*	Fidelity Advisor	174 shares of Asset Manager 20% Fund	2,074
	Columbia	24,071 shares of Dividend Income Fund	285,238
	Evergreen	175,202 shares of International Equity Fund	1,201,884
	JPMorgan	34,388 shares of Equity Index Fund	870,705
	Dreyfus	6,024 shares of Technology Growth Fund	151,090
	Federated	47,249 shares of Federated Kaufmann Fund	220,182
	Mainstay	34,456 shares of High Yield Bond Fund	194,677
	RS Investments	11,317 shares of Partners A Fund	292,651
	PIMCO	81,093 shares of Total Return Fund	875,801
	Perkins	7,801 shares of Mid Cap Value Fund	154,387
*	Measurement Specialties, Inc.	131,276 shares of Common Stock	1,320,294
*	Participant loans	Maturing through June 20, 2016, interest rates
		ranging from 4.25% to 7.75%, collateralized
		by participant accounts	143,886
			$12,814,779
*	Party-in-interest

See accompanying independent auditors’ report.

Exhibit Index

Number	Title
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Goodman & Company, LLP, Independent Registered Public Accounting Firm

Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement Specialties, Inc.

Date: June 29, 2010	/s/ Jeffrey Kostelni
Jeffrey Kostelni
Vice President of Finance
The Plan Administrator